Exhibit 99.1

Aphria Announces Conclusion of Special Committee Review

Special Committee concludes that acquisition of LATAM assets was within an acceptable range as compared to similar acquisitions by competitors

Review also involved independent physical inspection of operating LATAM assets, confirming facilities, licenses and employment

Provides recommendations for further governance enhancements

Company provides update on executive transitions

LEAMINGTON, ON, Feb. 15, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today announced that its Board of Directors (the "Board") has accepted and considered the report of the special committee of independent directors (the "Special Committee"), which reviewed the allegations made against the Company in respect of the Company's previously completed acquisition of LATAM Holdings Inc. (the "Acquisition").

Special Committee Review of LATAM Assets

In accordance with its mandate announced on December 6, 2018, the Special Committee completed its review of the Acquisition with the assistance of independent legal advisor Lenczner Slaght Royce Smith Griffin LLP, independent forensic advisors Deloitte LLP and independent financial advisors Duff & Phelps Canada Limited. The Special Committee's work included a review of the Company's books and records and other documents, meetings with certain financial and legal advisors to the Company and, where available, certain members of senior management and directors of the Board.

The following is a summary of the principal findings of the Special Committee focused on the LATAM assets:

  The assets acquired pursuant to the Acquisition in Argentina, Colombia and Jamaica were verified to be in place and continued to develop according to the Company's business plan since the Acquisition, consistent with Aphria's previous public disclosure;
  Comprehensive, in-person site reviews were conducted by advisors to the Special Committee, which confirmed the existence of the LATAM assets and operations in each of Colombia and Jamaica, as well as work to confirm the contractual and permitting arrangements in Argentina; and
  The consideration paid for the assets purchased in the Acquisition was determined to be within an acceptable range as compared to similar acquisitions by competitors, be it near the top of the range of observable valuation metrics.  In the normal course of business and on an annual basis, consistent with the requirements under International Financial Reporting Standards, the Company will assess the carrying value of the acquired assets.

Special Committee Review of Governance Procedures

As previously disclosed, the Acquisition was approved by independent directors after obtaining a third-party fairness opinion, with the non-independent directors recusing themselves from the deliberations and voting.  Based on further information available to the Special Committee, it appears that certain of the non-independent directors of the Company had conflicting interests in the Acquisition that were not fully disclosed to the Board.

As a result, the Special Committee recommended areas of improvement to position Aphria as a leader in corporate governance and management practices, which the Board has unanimously agreed to adopt.  They include:

  Board and management: review board composition to ensure that the majority of the board consists of independent directors and deliver ongoing training for directors and senior management on corporate governance matters;
  Corporate governance: create and implement a policy to address common directorships and executive positions and enforce controls to assess and mitigate risk with respect to acquisitions, transactions and material contracts;
  Strategic planning and transaction process: establish and implement a formal process with respect to strategic transactions;
  Conflicts of interest: adopt best practices to manage potential conflicts of interest including disclosure of all direct or indirect ownership interests that could give risk to potential conflicts of interest to the Independent chair and a review of such potential conflicts and ownership interests on a regular basis; and
  Reliance on independent experts and advisors: confirm independence and qualifications of external experts and advisors prior to engagement on transactional and other matters.

Board Conclusions

"The Board and I are grateful for the Special Committee's diligence and independence in undertaking its review," said Irwin D. Simon, Aphria's independent Board Chair.  "The constructive conclusion to this long process has strengthened the Company.  Though I was not part of Aphria at the time of the LATAM acquisition, the Special Committee's findings give me and the Board full confidence that it was executed at an acceptable value and is consistent with the Company's international growth strategy."

Added Simon, "With this behind us, we are committed to fully focus on our bright future and creating value for all Aphria shareholders.  Aphria is committed to the highest levels of governance and transparency, with a Board that, upon the appointment of a permanent CEO, will be fully composed of independent directors, from a majority previously.  I'm optimistic that the Special Committee's further recommendations for improving our corporate governance will serve us well in the future."

In addition, as part of its review of the Company's operations, the Board affirmed that based on the most recent Health Canada inspection, Aphria's Leamington facility and operations are in compliance with the requirements of the Cannabis Act and the cannabis products cultivated from this facility are produced in accordance with stringent quality assurance and quality control going beyond "Good Product Practices".

Executive Transition Update

As previously press released on January 11, 2019, Vic Neufeld and Cole Cacciavillani have completed a responsible transition plan and effective March 1, 2019 will be retiring from the Company (including in their capacity as directors).  Mr. Neufeld and Mr. Cacciavillani will continue to apply their knowledge and expertise as special advisors to both the Chair and Jakob Ripshtein, President.  Mr. Simon will be the interim Chief Executive Officer, working closely with Mr. Ripshtein, until the Board identifies a permanent CEO.  In addition, John Cervini will step down as a director of the Company effective as of March 1, 2019. Mr. Cervini will remain in a non-executive operational capacity within Aphria. The Nomination Committee is undertaking a process to identify suitable candidates to fill these vacancies on the Board.

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "will", "would", "should", "could", "expects", "forecasted", "exposed", "unlocks" "plans", "intends", "trends", "indicates", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other comparable words or phrases, although not all forward-looking statements contain these words. Forward-looking statements in this news release include, but are not limited to, statements with respect to expectations regarding Aphria's prospects for growth, advancement of international projects, the performance of Aphria's business and operations; shareholder value creation; statements regarding the execution of Aphria's strategic plans; and expectations regarding the cannabis industry in general.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications, Aphria, tamara.macgregor@aphria.com, 437-343-4000; or Dan Gagnier / Jeff Mathews, Gagnier Communications, 646-569-5897, For investor inquiries please contact: John Sadler, Vice President, Investor Relations, john.sadler@aphria.com, 519-919-7500

CO: Aphria Inc.

CNW 07:42e 15-FEB-19